EXHIBIT 12.1
ARCHSTONE-SMITH OPERATING TRUST
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollar amounts in thousands)
(Unaudited)

	Six Months Ended
	June 30,		Twelve Months Ended December 31,
	2006(1)	2005(1)	2005(1)	2004(1)	2003(1)	2002(1)	2001(1)
Earnings from operations	$100,425	$34,316	$137,354	$112,949	$114,906	$119,860	$99,887
Add:
Interest expense	118,831	79,904	178,551	139,836	116,569	117,228	55,261

Earnings as adjusted	$219,256	$114,220	$315,905	$252,785	$231,475	$237,088	$155,148

Fixed charges:
Interest expense	$118,831	$79,904	$178,551	$139,836	$116,569	$117,228	$55,261
Capitalized interest	26,308	17,482	39,111	23,572	26,854	32,377	29,186

Total fixed charges	$145,139	$97,386	$217,662	$163,408	$143,423	$149,605	$84,447

Ratio of earnings to fixed charges	1.5	1.2	1.5	1.5	1.6	1.6	1.8

(1)	Net earnings from discontinued operations have been reclassified for all periods presented.